Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES UPDATE ON 2010 EXPLORATION

TORONTO, ONTARIO, November 29, 2010 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced an exploration update for its Mercedes and Pilar projects, the Pampa Augusta Victoria regional discovery at its El Peñón mine as well as exploration results at its Jacobina and Fazenda Brasileiro mines.  The Company’s Mercedes and Pilar mines are currently under construction and production will commence in 2012 and 2013, respectively, as previously announced.

Summary:

Mercedes, Mexico

Results:	Expansion of the new Diluvio zone within the Lupita vein system and extension of the Lagunas zone, a bonanza grade area in the Barrancas vein system

Significance:	Results support significant increases in mineral resources and opportunity for development of multiple vein structures

Opportunity:	Mineral resources expansion and the availability of ore from multiple vein structures will allow the Company to evaluate opportunities for production increases above original feasibility study levels

Pilar, Brazil

Results:
Deposit continues to be open along strike and down dip with a further down dip extension that almost doubles dip length from 450 to 850 metres.  In addition, a step out hole confirms mineralization two kilometres from known mineral resource

Significance:            Results support significant increases in mineral resources

Opportunity:	Mineral resource expansion will extend mine life and allow the Company to evaluate opportunities for production increases above original feasibility study levels

Fazenda Brasileiro, Brazil

Results:	Increase in size and confirmation of continuity of the Lagoa do Gato deposit and CLX2 deposit

Significance:            Results support an increase in mineral resources

Opportunity:	Extension of mine life at the level of at least current production requiring modest development work primarily as CLX2 is located at the footwall of existing mine workings

Jacobina, Brazil

Results:	More extensive mineralization at Canavieiras and Morro do Vento at better grades than reserve grade

Significance:	Higher grade mineralized zones are expected to increase overall mineral resources and mineral reserves at higher than current reserves grade

Opportunity:	Higher grade ore would increase production without requiring any change to plant design or increase in plant capacity

Pampa Augusta Victoria, El Penon, Chile

Results:
Extension of Victoria and Victoria Este vein systems, discovered earlier this year, which form part of the Pampa Augusta Victoria vein structure at El Penon along with the discovery of the “Elizabeth system”, a sub parallel vein structure which has been traced for 170 metres

Significance:	Results will support an initial mineral resource estimate in a completely new area for discovery

Opportunity:	Further supports a regional exploration effort at El Penon and creates the possibility for additional ore bodies within hauling distance of the El Penon mine

“2010 has been an excellent year for exploration success at Yamana.  For the full year, we will have spent over $80 million,” commented Darcy Marud, Senior Vice President, Exploration.  “The results highlighted here are those that we believe will have the biggest impact on the overall increases to mineral resources and mineral reserves expected this year.  We have also had other successes which will contribute to future growth of mineral resources and will create numerous opportunities for production increases and expansions. Our 2011 program will again be aggressive as we continue to pursue known targets and identify new mineral resources.”

Mercedes

Mercedes is Yamana’s development stage project located in Sonora, Mexico. The project is currently under construction and is expected to commence production in 2012.

Mercedes is a  gold-silver,  low-sulphidization vein/stockwork system.  Mineralization at Mercedes is contained in four main target areas: Mercedes, Barrancas, Klondike and Lupita (see Figure 1).  A total 40,450 metres of drilling has been completed in 141 holes in 2010.   There are currently four drill rigs on site.

Following the significant mineral resource increase at Mercedes in 2009, the Company has undertaken an extensive exploration program in 2010 advancing concurrently with mine construction with the following core objectives:

1)	Upgrade of mineral resources and mineral reserves in areas of known mineralization and existing ore bodies with infill drilling
2)	Increase mineral resources and mineral reserves with step-out drilling around areas of known mineralization
3)	Discovery of new areas of mineralization

The Company was successful in achieving all of these objectives, primarily at  the Barrancas and Lupita vein structures.  Drilling efforts are detailed below.

Barrancas Vein - Lagunas Zone

A total of 45 infill holes have been completed in the Lagunas zone (formerly Barrancas Norte) and the new Lagunas northwest extension area, covering a strike length of 400 metres and a vertical range of up to 250 metres (see Figure 2a).  Drilling has confirmed the high grade intercepts first discovered in 2009, and expanded the dimensions of the vein zone.

Infill Program

The drill program is expected to convert mineral resources to mineral reserves.  The best results from the infill drilling include the intercepts below at a cutoff of 2.0 grams per tonne gold equivalent.

Hole	Width (metres)	Gold grams/tonne	Silver grams/tonne
M10-547D:	15.24	12.87	59.8
M10-556D:	1.45	57.80	178.0
And	6.02	11.01	70.7
M10-557D:	4.88	20.58	31.4
M10-572D:	20.3	8.74	57.3

A complete table of results to date can be found at www.yamana.com.

Northwest Extension Program

Step-out drilling on the northwest extension of Lagunas has encountered local bonanza-grade gold values in two parallel vein zones.  These zones are open on strike to the northwest and at depth (see Figure 2a).  These  newly discovered mineralized zones are expected to add additional mineral resources.  The best results include the intercepts below at a cutoff of 2.0 grams per tonne gold equivalent.

Hole	Width (metres)	Gold grams/tonne	Silver grams/tonne
M10-581D:	1.53	128.81	280.3
M10-584D	6.09	13.26	57.9
And	3.25	37.48	110.3

A complete table of results can be found at www.yamana.com.

Barrancas Vein – Centro Zone

A total of 34 additional holes were drilled to complete 30-metre infill drilling of the Centro Zone, covering a strike length of 270 metres and vertical range up to 225 metres (see Figure 2a).
Best results include the intercepts below at a cutoff of 2.0 grams per tonne gold equivalent.

Hole	Width (metres)	Gold grams/tonne	Silver grams/tonne
M10-519D:	16.88	4.68	57.7
M10-521D:	5.18	10.85	80.4
M10-535D:	3.48	10.06	50.1
M10-538D:	3.79	5.68	34.7
And	4.10	7.30	60.5

A complete table of results can be found at www.yamana.com.

Lupita Vein – Diluvio Zone

The Diluvio zone is a 2010 discovery made by the Company within the Mercedes project area.  As originally announced on August 4, 2010, a 13 hole widely spaced drill program completed earlier in the year intersected a broad zone of multi-stage low sulphidation carbonate-quartz-adularia veins and stockworks ranging from 10 to 150 metres in true width. This zone is approximately 600 metres northeast of the known mineral resource in the Lupita area.

Drilling of the Diluvio zone in the Lupita vein has continued with eight new drill holes completed further to the northeast along strike.  The goal of this additional drilling was to define the mineralized zone on a 60 x 60 metre drill grid (see Figure 2b).  All holes drilled to-date continue to intersect broad zones of high and low angle multi-stage veins and stockwork hosted within lithic tuff and andesite flows.  Preliminary results indicate the extension of strike length of the Diluvio zone by approximately 50 metres along strike.  The zone is still open down-dip and to the northwest. Oriented core is being measured in order to determine orientations on the multitude of high and low angle vein zones that have been intersected in the Diluvio zone.  This drill program will likely result in an increase to the overall mineral resources in the Lupita vein structure.  Assay results have been received for the upper third of hole L10-076D, which returned 4.66 metres at 12.06 grams per tonne gold and 63.8 grams per tonne silver from 194.22 to 198.88 metres. All other assays are still pending.

Additional exploration results from the 2010 program are expected at Mercedes in the first quarter of 2011, along with an update on the development of the project.

Pilar

Pilar is Yamana’s development stage project located in Goias, Brazil approximately 80 kilometres from the Company’s Chapada mine.  A construction decision was made in 2010 and the project is currently in the permitting stage with production expected to begin in 2013.

Pilar is an orogenic gold deposit hosted in graphite and chlorite schists.  Three main mineralized areas have been outlined along a strike length of approximately four kilometres.  They are from south to north, Jordino, Ogo and Tres Buracos.  The main deposit, Jordino, has been previously drilled continuously along a strike length of two kilometres and a dip extension in excess of 400 metres. Three main, structurally controlled ore bodies, HG1, HG2 and HG3, have been defined to date.

The Company has undertaken an aggressive exploration program concurrently with mine development which began this year.  The objective of the 2010 exploration program at Pilar was threefold:

1)	to infill drill the areas containing mineral reserves to support mine development
2)	to infill drill areas containing mineral resources in order to upgrade to mineral reserves
3)	to extend the known areas of mineralization

During 2010, the focus of exploration was on extending the main Jordino mineralization down dip and to that end, 30,000 metres of diamond drilling has been completed this year (see Figure 3).  In the north portion of Jordino, mineralization has been confirmed at over a 900 metre extent with significant gold grades (see Figure 4).  This down dip extension is currently almost double the dip extent of the current mineral resource implying significant exploration upside and mineral resource growth. The deepest hole in this northern extension, JD-357, intersected 0.48 metres of 9.3 grams per tonne gold (g/t Au) at a  depth of 508.02 metres indicating that mineralization remains open.

Holes JD-362 and JD-365 returned significant intersections indicating that mineralization remains open to the south.  Hole JD-367, the northernmost hole intersected all three mineralized horizons, HG1, HG2 and HG3 establishing that the Jordino deposit remains open northwards. Results are detailed in the table below.

Hole	Depth	Width (metres)	Gold grams/tonne	Horizon
JD-357:	508.02	0.48	9.3	HG1
JD-362:	443.09	6.91	7.48	HG2
and	467.60	0.50	2.03	HG1
JD-365:	364.00	1.00	6.42	HG2
and	391.00	1.00	4.29	HG1
JD-367	35.93	0.51	5.33	HG3
and	123.03	0.53	16.30	HG2
and	150.0	1.17	1.53	HG1

In addition, an exploration step out hole JD364 was drilled two kilometres down dip from existing mineralization and intersected the HG1 and HG2 mineralized zones at a vertical drill depth of greater than 800 metres.  The best results from JD364 were 0.5 metres of 6.2 g/t Au in HG1 and 0.5 metres of 4.58 g/t Au in HG2 (see Figure 3).

This step out hole has demonstrated mineralization down a dip extent of at least two kilometres which is more than three times the current strike length of the current mineral resource.  Drilling continues on this target to further confirm the down dip extent through infill drilling.

These results are expected to increase and upgrade existing mineral resources and mineral reserves as well as adding additional mineral resources.  An updated mineral resource estimate will be completed for the 2010 year end.

Fazenda Brasileiro

The Fazenda Brasileiro mine is one of Yamana’s underground mines which is located in northeast Brazil and currently produces approximately 70 – 80,000 ounces of gold a year.  The mine has been in operation for over 20 years and is known to have produced historically at rates of up to 150,000 ounces of gold per year.

In 2009, the Company undertook a comprehensive exploration program to find new areas of mineralization at Fazenda Brasileiro and two significant mineralized zones have been discovered: Lagoa do Gato and more recently, CLX2 (see Figure 5).

Lagoa do Gato and CLX2 represent potential higher grade sources of ore for the mill.

CLX2

The discovery of CLX2 is significant for the following reasons:

(a)
CLX2 is at the footwall contact of the principal area being mined at Fazenda Brasiliero and is therefore easily and immediately accessible from existing mine workings and capital requirements for development are expected to be very modest

(b)	The strike length is currently 500 metres (see Figure 6) and it is completely open with only 15 per cent of the area having been drill tested
(c)
Widths and grades are better than areas currently being mined and are comparable to historical widths and grades of previous ore bodies that produced well in excess of 100,000 ounces per year and as much as 150,000 ounces per year

(d)	CLX2 represents the best and most immediate opportunity for an increase in grades, increase in mineral resources, extension of mine life and possibly production increases at Fazenda Brasiliero

Best results include the intercepts below.

Hole	From	To	Length (metres)	Gold grams/tonne	Structure/ML
FSS-935	155	156	1	4.97	Canto
FSS-937	136.5	138.45	1.95	7.32	CLX 2
FSS-940	121.6	123.8	2.2	2.35	Canto
FSS-942	111	115.2	4.2	2.56	Canto
incl.	114	115.2	1.2	7.42
FSS-945	83.8	84.6	0.8	4.93	CLX 2
FSS-945	98	99	1	2.84	Canto
FSS-946	154.8	162.1	7.3	6.87	CLX 2
FSS-948	6	7	1	6.26	CLX 2
FSS-952	139.45	154.7	15.25	4.59	CLX 2
Incl.	142.5	146.5	4	7.21
FSS-953	170.6	172.4	1.8	8.37	CLX 2
FSS-957	152.9	163	11	7.48	CLX 2
incl.	152.9	156.1	3.2	21.79
incl.	160	163	3	6.42
FSS-958	161	169	8	4.17	CLX 2
FSS-960	168	170.85	2.85	10.4	CLX 2
FSS-965	164	174	10	8.76	CLX 2
FSS-1024	152.1	153.4	1.3	1.82	Canto
FSS-1024	163	164	1	1.51	Canto
FSS-1025	95	96	1	24.00	CLX 2
FSS-1027	31	35.15	4.15	2.25	CLX 1
FSS-1027	170	172	2	1.68	CLX 2
FSS-1029	160.3	165.35	5.05	6.65	CLX 2
incl.	163.05	164.2	1.15	21.6

A complete table of results to date can be found at www.yamana.com

Lagoa Do Gato

The Lagoa do Gato deposit was also discovered in 2009 and to date, just one quarter of the mineralized trend has been drilled. During the first half of 2010 the focus of exploration was on converting inferred mineral resources to indicated mineral resources and only a few extension holes have been completed (see Figure 7).  Both infill and extension drilling of 8,000 metres to date, confirm the continuity of mineralization.

Lagoa do Gato is characterized by mineralized ore shoots within a 10 kilometre long by 400 metre wide shear zone at the northwestern extension of the Weber Belt.

Best results include the intercepts below.

Hole	From	To	Length (metres)	Gold grams/tonne	Location
FLG-050	42	43	1	70.7	SW Extension
FLG-059	179.2	185	5.8	2.3	Central Extension
incl.	183	185	2	4.37	Central Extension
FLG-059	258	261	3	3.19	Central Extension
incl.	259	260	1	6.69	Central Extension
FLG-059	351	354	3	2.19	Central Extension
FLG-063	122.85	126	3.15	5.28	Infill
incl.	124	125	1	14.95	Infill
FLG-063	136.5	143	6.5	1.56	Infill
FLG-066	141	144	3	4.37	Infill
FLG-066	159	164	5	3.12	Infill
incl.	159	160	1	9.68	Infill
FLG-066	200	203	3	3.01	Infill
FLG-067	187	188	1	3.69	Infill

A complete table of results to date can be found at www.yamana.com.

Further Exploration

The Weber Belt containing the CLX2 zone has been identified as having significant additional potential.  There remains 10 kilometres of prospective stratigraphy and structure to be drilled.

Jacobina

Jacobina is located in northeast Brazil and currently produces approximately 100,000 – 120,000 ounces of gold per year.

The 2010 exploration program at Jacobina has been focused primarily on extending and upgrading current mineral resources and identifying and delineating higher grade mineral resources primarily at the Morro do Vento and Canavieiras areas in order to increase the average feed grade to the mill (see Figure 8).

A total of 13,000 metres in 18 holes have been completed year-to-date, including infill and step out drilling.  Initial results indicate that the exploration effort has been very successful in achieving its goals.

Drilling at both Morro do Vento and Canavieiras will continue through the fourth quarter of 2010 and into 2011.  In 2011, efforts will focus on converting the majority of inferred mineral resources at Canavieiras to mineral reserves.

The Canavieiras deposit and the Main Reef zone in the Morro do Vento deposit are the highest grade mineralized zones which have been discovered to date in the mining complex and represent the most significant near mine targets likely to increase the grade of the mineral resources and mineral reserves.

Both Canavieiras and Morro do Vento drill results show grades in intersections that are substantially higher than, in some case a multiple of, overall reserve grade at Jacobina of 2.14 g/t.   Much of the 2010 exploration focus has been on these areas.

Canavieiras

Drilling at the Canavieiras deposit has intersected substantial widths of very high grade mineralization especially in the LU reefs as highlighted by holes CANIF02, CANIF04, CANIF05, CANIF06 and CANIF07 (see Figure 9).

Hole		From (metres)	To (metres)	True Thickness (metres)	Gold grams/tonne	Reef/Unity
CANIF02		337.00	340.78	2.17	2.14	MSPC/LVL
CANIF02		357.00	361.50	2.58	4.50	MSPC/LVL
CANIF02		436.50	438.20	0.98	3.44	MU/LU
CANIF02		458.80	464.00	2.98	5.93	MU/LU
CANIF04		278.44	280.40	1.26	1.45	HOLANDEZ
CANIF04		362.94	368.61	3.64	15.09	HOLANDEZ
CANIF04		408.00	413.50	3.54	1.50	MSPC
CANIF04	incl.	408.00	409.50	0.96	2.60	MSPC
CANIF04		423.00	426.00	1.93	2.40	LVL
CANIF04		475.75	485.13	6.03	4.94	MU
CANIF04		510.00	519.00	5.79	10.58	LU
CANIF05		346.49	349.50	1.60	2.17	MSPC
CANIF05		371.00	376.11	2.71	2.88	LVL

CANIF05		392.50	395.50	1.59	6.93	LVL
CANIF05		434.00	442.00	4.24	1.34	MU/QTO
CANIF05		466.81	470.00	1.69	2.27	MU/QTO
CANIF05		478.38	479.52	0.60	3.33	MU
CANIF05		495.00	509.40	7.63	5.68	LU
CANIF05		568.13	574.57	3.41	6.63	SPC
CANIF06		437.00	440.00	1.81	4.33	MSPC
CANIF06		449.64	459.50	5.93	1.73	LVL
CANIF06		475.00	480.00	3.01	3.78	LVL
CANIF06		502.40	514.50	7.28	5.31	MU
CANIF06		528.00	536.00	4.81	11.00	LU
CANIF07		339.00	344.00	3.66	1.52	MSPC
CANIF07		349.50	357.00	5.49	2.64	MSPC
CANIF07		400.00	407.50	5.49	2.45	LVL
CANIF07		415.00	431.63	12.16	2.66	MU
CANIF07	incl.	415.00	419.64	3.39	4.19	MU
CANIF07		442.00	450.30	6.07	5.91	LU
CANIF07	incl.	444.50	448.70	3.07	8.48	LU
CANIF11		310.50	337.15	13.73	3.30	HOLANDEZ
CANIF11	incl.	319.75	337.15	8.96	4.61	HOLANDEZ

These intersections will significantly add to the 2010 mineral resource.

Morro do Vento

At Morro do Vento the most significant results have been intersected in the Main Reef (see Figure 10).  The Main Reef was the principal mine exploited by past owners and remains open to depth and along strike.  Drill holes MVTEX03 and MVTEX06 both intersected the Main reef with wide intersections of high grade gold.  Additional drilling will be completed to better define the ultimate size potential of the Main Reef deposit.

Hole	From (metres)	To (metres)	True Thickness (metres)	Gold grams/tonne	Reef/Unity
MVTEX01	61.00	72.00	9.43	8.22	ULTRAMAFIC ROCKS
MVTEX01	400.70	404.60	3.16	1.27	MU/LU
MVTEX03	736.00	738.31	2.30	6.90	MAIN REEF
MVTEX04	361.82	369.00	6.45	2.04	MU/LU
MVTEX04	378.50	381.00	2.25	2.24	MU/LU
MVTEX05	13.00	14.00	0.42	3.45	ULTRAMAFIC ROCKS
MVTEX06	485.40	489.50	4.06	1.97	HANGWALL
MVTEX06	497.00	502.54	5.49	7.27	MAIN REEF

Pampa Augusta Victoria, El Peñón

The exploration at Yamana’s El Peñón mine in northern Chile was expanded in 2010 to include a regional exploration program in addition to mine and near-mine exploration efforts.  In the first of these regional exploration programs, the Company discovered the Pampa Augusta Victoria vein structure within 30 kilometres of the El Peñón mine.

El Peñón currently produces approximately 400,000 – 420,000 gold equivalent ounces per year and has a long track record of replacement of ounces and mineral resource expansion.  While the focus of the 2010 exploration program at El Peñón was focused on the North Block and existing vein structures near the mine in order to replace mined ounces and increase mineral resources, the focus of the regional exploration effort was to identify new mineralization within hauling distance of the existing operation.

During 2010, there have been 91 reverse circulation drill holes and three diamond drill holes totaling 38,835 metres completed that focused on extending both the Victoria and Victoria Este vein systems  within the Pampa Augusta Victoria zone.

Mineralization is structurally controlled and consists of low sulphidation, epithermal quartz veins, stockworks and hydrothermal breccias, similar to other ore bodies at El Peñón.  These rocks are exposed in a structurally controlled window that is approximately 400 square kilometres in surface area.

To date, the Victoria vein has been traced along strike for approximately 900 metres and 250 metres down dip. The Victoria Este vein system consists of three different sub parallel structures with variable widths of between one to four metres and a drill defined strike length of 500 metres.  Neither the Victoria nor the Victoria Este veins outcrop and they are still open in all directions.

A new sub parallel vein system, Elizabeth, was discovered in September 2010.  Drill holes DAV0032, DAV0089, DAV0090 and DAV0091 (Figure 11) intersected a new mineralized structure 200 metres east of the Victoria Este vein system.  Mineralization is associated with veins, veinlets and hydrothermal breccias hosted in andesites and, to date, has been traced along 170 metres of strike length with vein widths of between one and five metres. Additional drilling is underway to better define the horizontal and vertical dimensions of this new discovery.

The best results received to date at Elizabeth include:

Drill Hole	Hole type	From	To	Length	Gold grams/tonne	Silver grams/tonne	Vein
		(metres)	(metres)	(metres)
DAV0032	RC	234	236	2	1.96	652.0	Elizabeth System
DAV0032	RC	322	324	2	0.13	404.0	Elizabeth System
DAV0089	RC	306	312	6	6.33	952.0	Elizabeth System
DAV0090	RC	224	226	2	3.62	1179.0	Elizabeth System
DAV0091	RC	434	442	8	4.94	712.0	Elizabeth System

The Company’s efforts at Pampa Augusta Victoria have been significant and as a result, new mineralized structures have been discovered. This district has great potential given the likelihood of these structures to be extended in all directions.  Pampa Augusta Victoria is significant given the regional nature of the discovery and the potential positive impact to current production levels and mine life at El Peñón.

Other Exploration

The 2010 exploration program also includes work at the Suruca gold area of the Chapada mine, where a feasibility level study has been undertaken, near pit drilling at the main Chapada pit, near mine exploration at El Peñón, exploration at Minera Florida, and Gualcamayo primarily in relation to the extention of QDD Lower West, as well as other green fields exploration.  Further results from these programs are expected early in 2011.

Quality Assurance and Quality Control
Yamana incorporates a rigorous Quality Assurance and Quality Control program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by the CSE and National Instrument 43-101.  This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.

Qualified Persons
Sergio Brandão, P. Geo., Director of Exploration, Brazil for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this press release relating to Jacobina, Minera Fazenda Brasileiro and Pilar and serves as the Qualified Person as defined in National Instrument 43-101.

Marcos Valencia, P. Geo., Manager of Resource and Geological Modelling for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this press release relating to Minera Florida and Pampa Augusta Victoria and serves as the Qualified Person as defined in National Instrument 43-101.

Mark Hawksworth, P. Geo., Director of Exploration, Mercedes for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this press release relating to Mercedes and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
(416) 815-0220
Email:  investor@yamana.com

or

Linda Armstrong
Director, Investor Relations
(416) 815-0220
Email: investor@yamana.com
www.yamana.com

MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parametres as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2009 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Figure 1: Mercedes

546000
548000
550000
552000
554000
Baucarit Conglomerate
(Post-Mineral)
LUPITA
KLONDIKE
BARRANCAS
MERCEDES
Andesite
Latite Flows and Dikes
(Post-Mineral)
N
1,000
Meters
MERCEDES PROJECT,
SONORA, MEXICO
2010 Priority Drill Targets
546000
548000
550000
552000
554000

Figure 2a: Mercedes

LAGUNAS NORTE
LAGUNAS
BARRANCAS CENTRO
East Vein
West Vein
LEGEND
MERCEDES PROJECT
BARRANCAS ZONE
GRADE THICKNESS
SECTION LOOKING N45°E
SONORA, MEXICO
November 17, 2010
0
200
Scale in Meters

Figure 2b: Mercedes

MERCEDES PROJECT
LA LUPITA AREA
PLAN VIEW
GRADE THICKNESS
SONORA, MEXICO
November 17, 2010
Scale in Meters
DILUVIO ZONE
LUPITA CENTRO
LUPITA MAIN (RESOURCE)
LEGEND
Drill Hole Pierce Point
Completed Drill Hole - Assays Pending
Contour of Lower Andesite/Tuff Contact
Inferred Faults with Displacement

Figure 3: Jordino

PILAR EXPLORATION
JORDINO
DRILLING EXTENSION - NOVEMBER 2010
0 125 250 500 750 1,000
Meters
YAMANAGOLD
North Extension
2 kms
JD_364
8366000
8364000
652000
Legend
Holes_News_Release_Nov2010
2010_Previously Released
Exploration Decline
Pre 2010 Drilling
Programmed Hole
Pilar Resource Outline
JOT Geology
Neoproterozic Metased.
Amphibolite
Calc Silicatic Rocks
Chert/Graphite Schist
Clorite Schist
Ferruginous Quartzite
Garnet Chlorite Schist
Graphite Schist
Felsic Intrusives
Mafic Intrusives
Pegmatic Gneiss
Quartzite
Sericite Schist
Talc Schist
Tourmalinite
Granite

Figure 4: Jordino

8366000
652000
PILAR EXPLORATION
JORDINO NW
DRILLING EXTENSION - NOVEMBER 2010
0
100
200
400
600
800
Meters
YAMANAGOLD
Legend
Holes_News_Release_Nov2010
2010_Previously Released
Exploration Decline
Pre 2010 Drilling
Programmed Hole
Pilar Resource Outline
JOT Geology
Neoproteroic Metased
Anphibolite
Calc Silicatic Rocks
Chert/Graphite Schist
Clorite Schist
Ferruginous Quartzite
Garnet Chlorite Schist
Graphite Schist
Felsic Intrusives
Mafic Intrusives
Pegmatic Gneiss
Quartzite
Sericite Schist
Talc Schist
Tourmalinite
Granite

Figure 5: Fazenda Brasileiro Main Targets

FAZENDA BRASILEIRO
MAIN TARGETS
0 0.5 1 2 3 4
Kilometers
YAMANAGOLD
LAGOA DO GATO
CLX-2 AREA
Fazenda Brasileiro
Teofilandia
8738000
8736000
8734000
8732000
8730000
486000
488000
490000
492000
494000
496000
498000
500000
502000

Figure 6: CLX2

FAZENDA BRASILEIRO
CLX2 - NOVEMBER 2010
0 25 50 100 150 200
Meters

Figure 7: Lagoa do Gato

FAZENDA BRASILEIRO
LAGOA DO GATO - NOVEMBER 2010
0 100 200 400 600 800
Meters
YAMANAGOLD
498000
8738000
FLG-039
FLG-017
FLG-050
FLG-061
FLG-056

Figure 8: Jacobina

LAGARTIXA
CANAVIEIRAS
MORRO DO VENTO
MINE PLANT
Faults
serra_do_corrego Group
Intrusive rocks
Rio do Ouro Group
Intermediate Quartzites
Lower Quartzites
Quartzites
Conglomeratic Sequence
Lower Conglomerate
Basement
N
W
E
S
1.000 500 0 1.000 m
JACOBINA PROJECT TARGETS LOCATION
YAMANAGOLD

Figure 9: Jacobina – Canavieiras

335000
335500
8757500
8757000
CANIF02
CANIF05
CANIF04
CANIF07
CANIF06
CANIF11
High Positive 2010 Holes
Pre 2010 Drill Holes
Faults
serra_do_corrego Group
Intrusive rocks
Rio do Ouro Group
Intermediate Quartzites
Lower Quartzites
Quartzites
Conglomeratic Sequence
Lower Conglomerate
Basement
N
W
E
S
100 50 0 100 m
JACOBINA PROJECT
CANAVIEIRAS AREA
YAMANAGOLD

Figure 10: Jacobina - Morro do Vento

334500
335000
8755000
8754500
8754000
8753500
8753000
MVTEX03
MVTEX05 MVTX06
MVTEX01 MVTEX04
Faults
Rio do Ouro Group
Intrusive rocks
Conglomeratic Sequence
Quartzites
Intermediate Quartzites
Lower Conglomerate
Basement
High Positive 2010 Holes
Pre 2010 Drill Holes
N
W
E
S
250
125
0
250 m
JACOBINA PROJECT
MORRO DO VENTO AREA
YAMANAGOLD

Figure 11: Pampa AugustaVictoria

456,750 m E
457,000 m E
457,250 m E
7,325,000 mN
7,324,750 mN
7,324,500 mN
7,324,250 mN
7,324,000 mN
7,323,750 mN
Victoria Vein
Victoria Este system
Elizabeth system
DAV0062
DAV0031
DAV0029
DAV0032
DDV0001
DAV0017E
DAV0089
DAV0090
DAV0082
DDV0002
DAV0026E
DAV0091
DAV0033
DAV0034
DAV0028E
DDV0003
DAV0042
DAV0038
DAV0037
DAV0073
DAV0040
DAV0041
DAV0045
DAV0047
DAV0052
DAV0053
DAV0069
DAV0055